# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grupo Aeroportuario del Sureste, S.A.B. de C.V., CIK 0002068821
CUSIP: 40051E202
Title of class of securities: American Depositary Shares, each representing ten Series B Shares
Address of issuer's principal executive offices: Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, C.P., D.F., Mexico (O5), 15390
Date of event which requires filing of this statement: 05/27/2026
Amends the filing with accession number 0000893750-12-000002
Filed by CIK 0001538165
Persons authorized to receive notices and communications: Alejandro Heriberto Villarreal, Av. Ignacio Zaragoza No. 200, First Floor, Edif. B C.P., D.F., Mexico (O5), 15390, (52 55) 5133-2500; Juan Francisco Mendez, 425 Lexington Avenue, New York, New York (NY), 10017-3954, (212) 455-2000

## Reporting persons
- Grupo ADO, S.A. de C.V. (CIK 0001538165): type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 44,311,970; shared voting power 22,950,000; sole dispositive power 44,311,970; shared dispositive power 22,950,000; aggregate amount beneficially owned 67,261,970 (22.4% of the class)
- Inversiones productivas kierke, s.a. de c.v.: type of reporting person: corporation (CO); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 36,989,770; shared voting power 22,950,000; sole dispositive power 36,989,770; shared dispositive power 22,950,000; aggregate amount beneficially owned 59,939,770 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing ten Series B Shares
Name of issuer: Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Address of issuer's principal executive offices: Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, C.P., D.F., Mexico (O5), 15390
Comment: This Amendment No. 9 to Schedule 13D ("Amendment No. 9") filed by the Reporting Persons (as defined below) relates to American Depositary Shares ("ADS"), each representing ten Series B shares, without par value (the "Series B Shares"), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the "Issuer"), a corporation (sociedad anonima bursatil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, filed by Grupo ADO, S.A. de C.V. with the Securities and Exchange Commission (the "SEC") on January 4, 2012, (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on January 13, 2012, as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on March 12, 2012, as amended by Amendment No. 3 to Schedule 13D, filed with the SEC on November 12, 2013, as amended by Amendment No. 4 to Schedule 13D, filed with the SEC on May 1, 2015, as amended by Amendment No. 5 to Schedule 13D, on June 26, 2018, as amended by Amendment No. 6 to Schedule 13D, filed with the SEC on September 7, 2018, Amendment No. 7 to Schedule 13D, filed with the SEC on November 9, 2018 and Amendment No. 8 filed with the SEC on August 24, 2023 (together with the Initial Statement, the "Amended Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Items 2 (a)-(c) and (f) of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.
Residence or business address:
Mr. Alejandro Partido Araujo, a citizen of Mexico, is the sole director of Kierke and the Manager of ADO's Corporate Accounting Area since 2018 (the "Kierke Related Person"). The business address of the Kierke Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Ciudad de Mexico.

During the last five years, neither Ado, Kierke nor, to the best knowledge of the Reporting Persons, the Kierke Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: See row 6 of each cover page of this Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Schedule 13D is hereby amended by the following:

The information set forth in Item 5(c) of this Amended Schedule 13D is hereby incorporated by reference in this Item 3.

Since the filing of Amendment No. 8, ADO purchased in the open market, an aggregate of 331,945 ADSs representing 7,322,200 Class B Shares for an aggregate purchase price of approximately $102,302,502.35. The funds used to purchase the securities described herein were provided from general funds available to ADO and their applicable subsidiaries and affiliates thereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Amended Schedule 13D are hereby amended as follows:

The information contained on the cover pages to this Amended Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

ADO may be deemed, for U.S. federal securities law purposes, to be the beneficial owner of 67,261,970 Series B Shares consisting of: (a) 732,220 ADSs representing 7,322,200 Series B Shares held by ADO, (b) 3,698,977 ADSs representing 36,989,770 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Kierke, and (c) 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Kierke may be deemed, for U.S. federal securities law purposes, to be the beneficial owner of 59,939,770 Series B Shares consisting of: (a) 3,698,977 ADSs representing 36,989,770 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Kierke and (b) 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Kierke owns 50% of the outstanding shares of ITA, which owns all of the Series BB Shares of the Issuer, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share, as such the Reporting Persons may be deemed to have shared voting and dispositive power over all of the Series BB Shares held by ITA. The Reporting Persons disclaim beneficial ownership of the Series BB Shares held by ITA, except to the extent of their pecuniary interest therein. Neither the filing of this Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Series B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The beneficial ownership percentage is based on 277,050,000 Series B Shares of the Issuer outstanding, as reported by the Issuer on Form 20-F for the year ended December 31, 2025, filed on April 16, 2026, and takes into account the 22,950,000 Series B Shares issuable upon conversion of the 22,950,000 Series BB Shares held by ITA. Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A of this Amended Schedule 13D, which presents information as of 4:30 p.m. Eastern on May 28, 2026, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any securities of the Issuer during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Schedule A: 60 day trading history
Exhibit 99.2 Schedule I: Directors and executive officers of Grupo ADO, S.A. de C.V

## Signatures
- Grupo ADO, S.A. de C.V.: /s/ Alejandro Heriberto Hernandez Villarreal, Alejandro Heriberto Hernandez Villarreal, General Counsel (05/29/2026)
- Inversiones productivas kierke, s.a. de c.v.: /s/ Alejandro Partido Araujo, Alejandro Partido Araujo, Sole Director (05/29/2026)